Exhibit 12(b)
                           Xerox Corporation
              Computation of Ratio of Earnings to Fixed Charges

Year ended December 31  (in millions)    2000    1999    1998    1997    1996

Fixed Charges:
  Interest expense                     $1,031  $  803  $  749  $  617  $  592
  Rental expense                          115     132     145     140     140
    Total fixed charges before
     capitalized interest and
     preferred stock dividend
     of subsidiary                      1,146     935     894     757     732
  Capitalized interest                      3       8       -       -       -
  Preferred stock dividend of
   subsidiary                              55      55      55      50       -
    Total fixed charges                $1,204  $  998  $  949  $  807  $  732

Earnings available for fixed charges:
  Earnings**                           $ (286) $1,976  $  653  $2,132  $2,045
  Less undistributed income in
   minority owned companies               (20)    (68)    (27)    (84)    (84)
  Add fixed charges before capitalized
   interest and preferred stock
   dividend of subsidiary               1,146     935     894     757     732
    Total earnings available for
     fixed charges                     $  840  $2,843  $1,520  $2,805  $2,693

Ratio of earnings to fixed
 charges (1)(2)                           *      2.85    1.60    3.48    3.68

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividend requirements of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* Earnings for the year ended December 31, 2000 were inadequate to cover fixed charges. The coverage deficiency was $364.

** Sum of "Income before Income Taxes, Equity Income and Minorities'
    Interests" and "Equity in Net Income of Unconsolidated Affiliates."